Filed pursuant to Rule 253(g)(2)
File No. 024-11102
JAMESTOWN INVEST 1, LLC
SUPPLEMENT NO. 21 DATED JANUARY 12, 2024
TO THE OFFERING CIRCULAR DATED SEPTEMBER 24, 2021
This document supplements, and should be read in conjunction with, the offering circular of Jamestown Invest 1, LLC (the “Company,” “we”, “our” or “us”), dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.
The purpose of this supplement is to disclose:
•Net Asset Value (“NAV”) Per Share as of December 31, 2023;
•Update the status of our public offering;
•Provide an asset management update on our investment in Southern Dairies @ Ponce City Market
Net Asset Value (NAV) Per Share
On January 12, 2024, the Investment Committee of the Board of Directors of Jamestown Invest Manager, L.P. (the “Manager”) approved the NAV per share of our common shares of $12.14 as of December 31, 2023. As described in our Offering Circular, the purchase price of the Company's common shares is equal to the greater of (i) $10.00 or (ii) NAV per share as most recently announced as of the date of subscription. Accordingly, such purchase price of our common shares will be adjusted to $12.14 per share, beginning on the date of this announcement (January 12, 2024 ), and will be effective until updated by us on March 31, 2024, or within a commercially reasonable time thereafter.
NAV per share is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of shares outstanding as of December 31, 2023. Our NAV per share is calculated by our internal valuation process that reflects several components, as described in our Offering Circular “Description of our Common Shares—Valuation Policies.”
The Company’s NAV per share as December 31, 2023 decreased by $0.16, primarily due to a due to a combination of Real Estate and Debt Valuation detailed below.
(a)Real Estate Valuation - The current quarter-end valuation of Southern Dairies (the "Asset") of $51.3 million reflects a $0.6 million or 1.2% increase in the asset's gross value compared to the prior quarter valuation of $50.7 million.1 The increase in real estate value was driven by the completion of the vacant suite.
(b)Debt Valuation - An interest rate swap was put in place in April 2020 for $21.2 million of the $25.8 million principal loan amount and bears a fixed rate of 2.683% through 2025. The remaining balance bears a floating rate of SOFR + 1.63% for an all-in blended interest rate of 3.42%.2,3 The value of the interest rate swap for the fixed portion of the loan was impacted by the recent decline in the forward interest rate curve resulting in a decrease in value of approximately $350,000 over the quarter ended December 31, 2023.
Status of Our Public Offering
As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in our common shares on November 27, 2019. Prior to commencing our public offering, we had raised $5,501,000 through a private placement.
As of December 31, 2023, we had raised public offering proceeds of $5,716,110 and had issued 552,129 shares of our common shares in the public offering. In total, we have raised $11,217,110 in offering proceeds and issued 1,102,299 shares of our common shares through both the private placement and the public offering, excluding any shares redeemed.
The terms of the public offering indicate that the public offering will terminate on the earlier of 180 days after the third anniversary of the initial qualification date or the date on which the maximum offering amount has been raised; provided, however, that the Manager may terminate the public offering at an earlier time.
1 Shown at 100% Asset level. Jamestown Invest 1, LLC owns a 51% interest in the Asset.
2 Our total outstanding principal balance of debt was $25,817,000 (100% asset level), or $13,166,670 at our 51% ownership share as of December 31, 2023. Accordingly, our portfolio leverage ratio was 47.9% as of December 31, 2023 (calculated as our share of outstanding debt of $13,166,670 divided by our share of gross asset value of $27,483,947).
3 Of the total $25,817,000 debt balance (100% share), $21,240,000 bears an all-in interest rate of 2.683% fixed by an interest rate swap, and $4,577,000 bears floating rate interest at SOFR plus 1.63%. Accordingly, the total weighted average interest rate was 3.42% based on rates as of December 31, 2023

Fund Offering
The Manager stopped accepting new investments as of July 12, 2022.

For the fourth quarter of 2023, the Manager is electing not to process redemptions due to the upcoming liquidity needs to complete lease-up and to build up liquidity for the upcoming loan maturity in March 2025. Redemption requests will continue to be evaluated on a quarterly basis.
Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
As of December 31, 2023, the Asset was 94.1% leased with a weighted average lease term of 6.2 years. In December, a full build-out of the only vacant suite 4,900 SF (6.0% of GLA) was completed in order to make it move-in ready. This build-out is expected to make drive demand for this space and accelerate leasing. The Manager is actively marketing this suite to drive an increase in operating cash flow from the Asset.
Parking
During the three months ended December 31, 2023, the Asset generated approximately $95,000 in parking revenue, a 3.1% decrease quarter-over-quarter. Total parking revenue for the year ended December 31, 2023 totaled approximately $334,000, a 49% increase from the year ended December 31, 2022.
Property Activations

In October, tenant Live Nation hosted its annual Halloween Party which included a pet costume contest. In addition, Law firm tenant, McManamy, McLedd, Heller, held their annual Fall Festival at the Asset with food trucks and beverage carts.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	January 12, 2024

Safe Harbor Statement
This Supplement on Form 253(g)(2) contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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